FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

1. Holding(s) in Company
2. Holding(s) in Company
3. Holding(s) in Company
4. Holding(s) in Company
5. Holding(s) in Company

Enclosure No. 1


Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 3 November 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 2 November 2006, Acambis received notification that, as of the close of business on 31 October 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 10,898,113 ordinary shares of 10p each, representing a 10.15% holding of Acambis' issued share capital.


Of these 10,898,113 shares:


a) the interest in 462,965 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc., acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");


b) the interest in 3,300 shares arose from an interest held by GS&Co, a direct subsidiary of GS Inc, acting as a discretionary manager. These shares are, or will be, registered in the name of GSSN;


c) the interest in 344,700 shares arose from an interest held by GS&Co, acting as custodian of 172,350 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;


d) the interest in 10,087,148 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.


                                     -ends-

Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary:                    Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor
  Relations:                                           Tel: +44 (0) 1223 275 300


About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. Its investigational vaccine against Japanese encephalitis, ChimeriVax-JE, which is undergoing Phase 3 clinical testing, is intended to provide an "ideal" vaccine to address the estimated 50,000 cases of this viral disease in Asia every year. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). Its shares are listed on NASDAQ
(ACAM) in the form of American Depositary Receipts. More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure No. 2


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

Barclays PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:
Barclays Capital Securities Ltd 1,873,194 shares
Barclays Capital Inc 2,616 shares
Gerrard Ltd 5,275 shares
Barclays Global Investors Ltd 1,316,547 shares
Barclays Life Assurance Co Ltd 135,352 shares


5. Number of shares / amount of stock acquired

Not disclosed


6. Percentage of issued class

Not disclosed


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

Not disclosed


11. Date company informed

8 November 2006


12. Total holding following this notification

3,332,984 shares


13. Total percentage holding of issued class following this notification

3.10%


14. Any additional information

N/A


15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary


Date of notification

9 November 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 3


Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 17 November 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 16 November 2006, Acambis received notification that, as of the close of business on 14 November 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 12,447,408 ordinary shares of 10p each, representing an 11.59% holding of Acambis' issued share capital.


Of these 12,447,408 shares:


a) the interest in 462,965 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc., acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");


b) the interest in 3,300 shares arose from an interest held by GS&Co, a direct subsidiary of GS Inc, acting as a discretionary manager. These shares are, or will be, registered in the name of GSSN;


c) the interest in 344,700 shares arose from an interest held by GS&Co, acting as custodian of 172,350 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;


d) the interest in 11,636,443 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.



                                     -ends-


Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor Relations:
Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. Its investigational vaccine against Japanese encephalitis, ChimeriVax-JE, which is undergoing Phase 3 clinical testing, is intended to provide an "ideal" vaccine to address the estimated 50,000 cases of this viral disease in Asia every year. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). Its shares are listed on NASDAQ
(ACAM) in the form of American Depositary Receipts. More information is available at www.acambis.com.



"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure No. 4


Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 21 November 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 20 November 2006, Acambis received notification that, as of the close of business on 16 November 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 13,076,549 ordinary shares of 10p each, representing a 12.18% holding of Acambis' issued share capital.


Of these 13,076,549 shares:


a) the interest in 462,965 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc., acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");


b) the interest in 3,300 shares arose from an interest held by GS&Co, a direct subsidiary of GS Inc, acting as a discretionary manager. These shares are, or will be, registered in the name of GSSN;


c) the interest in 351,300 shares arose from an interest held by GS&Co, acting as custodian of 176,650 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;


d) the interest in 12,258,984 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.

                                     -ends-

Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary:

Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor Relations:

Tel: +44 (0) 1223 275 300


About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. Its investigational vaccine against Japanese encephalitis, ChimeriVax-JE, which is undergoing Phase 3 clinical testing, is intended to provide an "ideal" vaccine to address the estimated 50,000 cases of this viral disease in Asia every year. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). Its shares are listed on NASDAQ
(ACAM) in the form of American Depositary Receipts. More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure No. 5


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

Legal & General Investment Management Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Bank PLC - various accounts


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

Not disclosed


8. Percentage of issued class

Not disclosed


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

Not disclosed


11. Date company informed

23 November 2006


12. Total holding following this notification

6,404,239 shares


13. Total percentage holding of issued class following this notification

5.96%


14. Any additional information

N/a


15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown


Date of notification

24 November 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 30 November, 2006                        ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.